UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D (Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

Aéropostale, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

007865108

(CUSIP Number)

R. Cabell Morris Jr., Esq.

Winston & Strawn LLP

35 W. Wacker Drive

Chicago, IL 60601

312-558-5609

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 13, 2014

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page. The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 007865108		SCHEDULE 13D

1	Name of Reporting Person Lemur LLC

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds AF

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 6,250,000

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 6,250,000

11	Aggregate Amount Beneficially Owned by Each Reporting Person 6,250,000

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 7.96% (1)

14	Type of Reporting Person OO

(1) Calculated based on 78,493,719 shares of the Common Stock, $0.01 par value, of Aéropostale, Inc., outstanding as of November 29, 2013, as reported in Aéropostale, Inc.’s quarterly report on Form 10-Q for the quarterly period ended November 2, 2013.

CUSIP No. 007865108		SCHEDULE 13D

1	Name of Reporting Person SP Investment Holdings, L.P.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds AF

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 6,250,000

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 6,250,000

11	Aggregate Amount Beneficially Owned by Each Reporting Person 6,250,000

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 7.96% (1)

14	Type of Reporting Person PN

(1) Calculated based on 78,493,719 shares of the Common Stock, $0.01 par value, of Aéropostale, Inc., outstanding as of November 29, 2013, as reported in Aéropostale, Inc.’s quarterly report on Form 10-Q for the quarterly period ended November 2, 2013.

CUSIP No. 007865108		SCHEDULE 13D

1	Name of Reporting Person SP Investment Holdings Company

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds AF

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 6,250,000

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 6,250,000

11	Aggregate Amount Beneficially Owned by Each Reporting Person 6,250,000

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 7.96% (1)

14	Type of Reporting Person OO

(1) Calculated based on 78,493,719 shares of the Common Stock, $0.01 par value, of Aéropostale, Inc., outstanding as of November 29, 2013, as reported in Aéropostale, Inc.’s quarterly report on Form 10-Q for the quarterly period ended November 2, 2013.

CUSIP No. 007865108		SCHEDULE 13D

1	Name of Reporting Person Sycamore Partners (AIV), L.P.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 6,250,000

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 6,250,000

11	Aggregate Amount Beneficially Owned by Each Reporting Person 6,250,000

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 7.96% (1)

14	Type of Reporting Person PN

(1) Calculated based on 78,493,719 shares of the Common Stock, $0.01 par value, of Aéropostale, Inc., outstanding as of November 29, 2013, as reported in Aéropostale, Inc.’s quarterly report on Form 10-Q for the quarterly period ended November 2, 2013.

CUSIP No. 007865108		SCHEDULE 13D

1	Name of Reporting Person Sycamore Partners UBIT (AIV), L.P.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 6,250,000

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 6,250,000

11	Aggregate Amount Beneficially Owned by Each Reporting Person 6,250,000

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 7.96% (1)

14	Type of Reporting Person PN

(1) Calculated based on 78,493,719 shares of the Common Stock, $0.01 par value, of Aéropostale, Inc., outstanding as of November 29, 2013, as reported in Aéropostale, Inc.’s quarterly report on Form 10-Q for the quarterly period ended November 2, 2013.

CUSIP No. 007865108		SCHEDULE 13D

1	Name of Reporting Person Sycamore Partners ECI (AIV), L.P.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 6,250,000

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 6,250,000

11	Aggregate Amount Beneficially Owned by Each Reporting Person 6,250,000

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 7.96% (1)

14	Type of Reporting Person PN

(1) Calculated based on 78,493,719 shares of the Common Stock, $0.01 par value, of Aéropostale, Inc., outstanding as of November 29, 2013, as reported in Aéropostale, Inc.’s quarterly report on Form 10-Q for the quarterly period ended November 2, 2013.

CUSIP No. 007865108		SCHEDULE 13D

1	Name of Reporting Person Sycamore Partners GP, L.L.C.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds NA

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 6,250,000

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 6,250,000

11	Aggregate Amount Beneficially Owned by Each Reporting Person 6,250,000

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 7.96% (1)

14	Type of Reporting Person OO

(1) Calculated based on 78,493,719 shares of the Common Stock, $0.01 par value, of Aéropostale, Inc., outstanding as of November 29, 2013, as reported in Aéropostale, Inc.’s quarterly report on Form 10-Q for the quarterly period ended November 2, 2013.

CUSIP No. 007865108		SCHEDULE 13D

1	Name of Reporting Person Sycamore Partners MM, L.L.C.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds NA

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 6,250,000

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 6,250,000

11	Aggregate Amount Beneficially Owned by Each Reporting Person 6,250,000

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 7.96% (1)

14	Type of Reporting Person OO

(1) Calculated based on 78,493,719 shares of the Common Stock, $0.01 par value, of Aéropostale, Inc., outstanding as of November 29, 2013, as reported in Aéropostale, Inc.’s quarterly report on Form 10-Q for the quarterly period ended November 2, 2013.

CUSIP No. 007865108		SCHEDULE 13D

1	Name of Reporting Person Stefan L. Kaluzny

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds NA

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 6,250,000

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 6,250,000

11	Aggregate Amount Beneficially Owned by Each Reporting Person 6,250,000

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 7.96% (1)

14	Type of Reporting Person IN

(1)         Calculated based on 78,493,719 shares of the Common Stock, $0.01 par value, of Aéropostale, Inc., outstanding as of November 29, 2013, as reported in Aéropostale, Inc.’s quarterly report on Form 10-Q for the quarterly period ended November 2, 2013.

CUSIP No. 007865108	SCHEDULE 13D

Item 1.           Security and Issuer

This statement constitutes Amendment No. 2 to the Schedule 13D relating to the common stock, par value $0.01 per share (the “Common Stock”), of Aéropostale, Inc., a Delaware corporation (the “Issuer”) and hereby amends the Schedule 13D filed with the Securities and Exchange Commission on September 17, 2013 (the “Initial Schedule 13D”) and Amendment No. 1 to the Initial Schedule 13D filed on October 11, 2013. The principal executive offices of the Issuer are located 112 W. 34th Street, New York, New York 10120.

All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Initial Schedule 13D.

Item 4.           Purpose of Transaction

Item 4 is hereby amended by adding the following:

As part of certain proposed loan and sourcing arrangements between the Issuer and certain affiliates of the Reporting Persons (“Sycamore Affiliates”) announced by the Issuer on March 13, 2014, the Issuer has agreed to issue to Sycamore Affiliates convertible preferred stock that would give Sycamore Affiliates the right to acquire up to 5.0% of the Issuer’s Common Stock at a conversion price of $7.25, the closing price of Common Stock as of March 12, 2014.  Combined with the Reporting Persons’ current ownership of the Issuer’s outstanding Common Stock, upon the issuance of the convertible preferred stock, the Reporting Persons’ ownership on an as – converted basis would increase to approximately 12.3% of the Issuer’s outstanding Common Stock.

In addition, the Issuer has agreed to provide Sycamore Affiliates the right to appoint two directors to the Issuer’s Board of Directors following the closing of this transaction.  One of the two Board appointees is anticipated to be Stefan Kaluzny, a managing director at Sycamore Partners. In addition, a third independent member would be appointed to the Issuer’ board upon the mutual agreement of the Issuer and Sycamore Affiliates.

The foregoing arrangements are subject to customary conditions, including the requirement that the parties negotiate and execute definitive documentation.  There can be no assurance that the conditions will be satisfied or, if so, when.

The Issuer released a press release regarding the foregoing arrangements on March 13, 2014.

Item 5.           Interest in Securities of the Issuer

Item 5 is hereby amended by amending and restating the first and second paragraphs as follows:

(a), (b) Based upon the Issuer’s quarterly report on Form 10-Q for the quarterly period ended November 29, 2013, there were 78,493,719 shares of the Common Stock outstanding as of November 2, 2013.

Based on the foregoing, as of March 13, 2014, the Reporting Persons collectively may be deemed to beneficially own 6,250,000 shares of the Common Stock, which represents approximately 7.96% of the shares of the Common Stock issued and outstanding. Such 6,250,000 shares of the Common Stock (the “Subject Shares”) are directly owned by Lemur.

Item 6.           Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 is hereby amended and restated as follows:

The information provided in Item 4 is incorporated by reference to this Item 6.

Item 7.           Material to be Filed as Exhibits

Item 7 is hereby amended by adding the following:

99.3                        Press release issued by Aéropostale, Inc. on March 13, 2014.

CUSIP No. 007865108	SCHEDULE 13D

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: March 13, 2014

LEMUR LLC

By:	SP Investment Holdings L.P.
its Managing Member

By:	Sycamore Partners GP, L.L.C.
its General Partner

By:	Sycamore Partners MM, L.L.C.
its Managing Member

By:	/s/ Stefan L. Kaluzny
Stefan L. Kaluzny
Managing Member

SP INVESTMENT HOLDINGS L.P.

By:	Sycamore Partners GP, L.L.C.

its General Partner

By:	Sycamore Partners MM, L.L.C.
its Managing Member

By:	/s/ Stefan L. Kaluzny
Stefan L. Kaluzny
Managing Member

SP INVESTMENT HOLDINGS COMPANY

By:	/s/ Stefan L. Kaluzny
Stefan L. Kaluzny
its Sole Director

SYCAMORE PARTNERS (AIV), L.P.

By:	Sycamore Partners GP, L.L.C.
its General Partner

By:	Sycamore Partners MM, L.L.C.

its Managing Member

By:	/s/ Stefan L. Kaluzny
Stefan L. Kaluzny
Managing Member

SYCAMORE PARTNERS UBIT (AIV), L.P.

By:	Sycamore Partners GP, L.L.C.
its General Partner

By:	Sycamore Partners MM, L.L.C.
its Managing Member

By:	/s/ Stefan L. Kaluzny
Stefan L. Kaluzny
Managing Member

SYCAMORE PARTNERS ECI (AIV), L.P.

By:	Sycamore Partners GP, L.L.C.
its General Partner

By:	Sycamore Partners MM, L.L.C.
its Managing Member

By:	/s/ Stefan L. Kaluzny
Stefan L. Kaluzny
Managing Member

SYCAMORE PARTNERS GP, L.L.C.

By:	Sycamore Partners MM, L.L.C.
its Managing Member

By:	/s/ Stefan L. Kaluzny
Stefan L. Kaluzny
Managing Member

SYCAMORE PARTNERS MM, L.L.C.

By:	/s/ Stefan L. Kaluzny
Stefan L. Kaluzny

Managing Member

/s/ Stefan L. Kaluzny
STEFAN L. KALUZNY